Exhibit 99.1

Fuel Cell Electric Vehicles Powered by Ballard Have Now Driven Over 50 Million Kilometers - Enough to Circle the Globe 1,250 Times

VANCOUVER, BC, Aug. 4, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that the Company's proton exchange membrane (PEM) fuel cell technology and products have now powered Fuel Cell Electric Vehicles – or FCEVs – in commercial Heavy- and Medium-Duty Motive applications for an industry-leading cumulative total of more than 50 million kilometers on roads around the globe, an increase of over 5-times since 2017.

Ballard’s FCmoveTM 8th-generation fuel cell module powers Fuel Cell Electric Vehicles (CNW Group/Ballard Power Systems Inc.)

Ballard PEM fuel cell technology and products – with the 8th generation power module launched in 2019 – have been integrated for many years into FCEVs to provide zero-emission power for vehicle propulsion in 15 countries around the world. This includes approximately 1,000 Fuel Cell Electric Buses (FCEBs) and 2,200 commercial trucks. Approximately 70% of the more than 50 million kilometers has been achieved in FCEVs deployed in China, with the remaining vehicles deployed in Europe and North America.

Randy MacEwen, Ballard President and CEO said, "This is a very exciting milestone for Ballard and the fuel cell industry as we continue to prove, every day, the readiness of our leading PEM fuel cell technology for these demanding on-road applications. Buses and commercial trucks powered by Ballard's hydrogen fuel cell technology over an unparalleled 50 million kilometers have enabled the development of fuel cell products with industry-leading reliability, durability and performance. As a result, Ballard is well-positioned to address Heavy- and Medium-Duty Motive applications, including bus, truck, train and marine, just as the global commitment to zero-emission transportation is accelerating. To date, more than 66 countries have established net-zero carbon targets in 2050 and more than 20 governments, representing over 70% of global GDP, have announced hydrogen roadmaps. Increasingly, policy is focused on decarbonizing heavy commercial vehicles that disproportionately contribute to transport emissions and have been difficult to abate – until now. The total addressable market for engines in these vehicles exceeds $130 billion annually."

For the first half of 2020, FCEVs monitored by Ballard delivered fuel cell uptime of approximately 98%. Ballard's unmatched field experience – through a wide range of duty cycles, climate and road conditions – has been leveraged through an effective feedback loop into our product design and development efforts, resulting in the fuel cell industry's highest performance products designed for Heavy- and Medium-Duty Motive applications. Some of the FCEBs that operated over 8-years in the field exceeded 38,000 hours of revenue service with no major fuel cell maintenance requirements.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated market developments and demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:30e 04-AUG-20